TECHNICAL REPORT ON THE GEOPHYSICAL, GEOCHEMICAL, AND PROSPECTING SURVEYS

On the

FAME PROPERTY

Clinton Mining Division, British Columbia

NTS Map Sheets 092O/07 and 092O/10

Approximate Geographic Limits:

512300-520000E

5702500-5708000N

(Datum:  NAD83, Zone 10N)

A technical report in compliance with National Instrument 43-101

Prepared For:

San Antonio Ventures Inc.

3750 West 49th Avenue,

Vancouver, B.C., Canada

V6N 3T8

By:

Gordon J. Allen, P. Geo.

July 17, 2014

San Antonio Ventures Inc.

43-101Technical Report on the Geophysical, Geochemical, And Prospecting Surveys on the

Fame Property, July 17, 2014

TABLES

Table No.		Following Page

1	Fame Property Claims (list of mineral tenures)	3
2	Drilling in the Fame Property Area from Historic Programs	7
3	Budget for Proposed Expanded 3D IP Coverage	24
4	Preliminary Drilling Proposal	24

PHOTOS

Photo No.		Page

1	View to southeast at the approximate location of drill hole Gas-88-4, Discovery zone	2
2	1988 diamond drill core, Discovery Zone, July 17, 2014	2
3	Float near Discovery zone. Argillic altered andesite breccia with drusy quartz Stockwork and associated silicification. July 17, 2014	13
4	Trench much at Discovery zone. Argillic altered andesite breccia flooded with limonitic cockscomb textured drusy quartz stockwork. July 17, 2014	14

FIGURES

Figure No.		Following Page

1	Location	1
2	Claims	3

3a	Historic Exploration Programs in the Fame Property Area; 1970 – 1979	6
3b	Discovery Zone Area; Rock Geochemistry from 1987 Float Sampling	6
3c	1988 Soil Geochemistry in the Discovery Zone Area (ppb Au)	7
3d	Historic Exploration Programs in the Discovery Zone Area; Geology, Apparent Resistivity, and Drill Hole Locations	7

4	Geological Terranes of British Columbia	10
5a	Regional Geology and Economic Setting	11
5b	Regional Geology Legend	11
6	Stratigraphy; and Geochronology of the Fame Property Area	11
7	Property Geology	12

8a	Aeroquest Airborne Geophysical Survey 2010, Total Magnetic Intensity (TMI)	16
8b	Aeroquest Airborne Geophysical Survey 2010, Vertical Magnetic Gradient (RTP_1VD)	16
8c	Aeroquest Airborne Geophysical Survey 2010, AeroTEM - Apparent Conductivity	16

9a	San Antonio 2011 Program, Soil Geochemistry (Au_ppb)	17
9a_2	San Antonio 2011 Program, Soil Geochemistry (Au_ppb) With Interpreted Anomalous Trends	17
9b	San Antonio 2011 Program, Soil Geochemistry (As_ppm)	17
9c	San Antonio 2011 Program, Soil Geochemistry (Ag_ppm)	17
9d	San Antonio 2011 Program, Soil Geochemistry (Ba_ppm)	17
9e	San Antonio 2011 Program, Soil Geochemistry (Cu_ppm)	17
9f	San Antonio 2011 Program, Soil Geochemistry (Zn_ppm)	17

10a	2011 Prospecting Program; Rock Sample Locations Relative to Historic Work Programs	19
10b	2011 Prospecting Program in the Discovery Zone Area; Rock Geochemistry (Gold_ppb)	19
10c	2011 Prospecting Program in the Double Diamond Area; Rock Geochemistry (Gold_ppb)	19

11a	Completed Phase I 3D Induced Polarization Survey Area	19
11b	3D IP; Chargeability at 125m Below Surface, Historic Drill Hole Locations, and Gold Mineralization Highlights	20
11c	3D IP; Resistivity at 125m Below Surface, Historic Drill Hole Locations, and Gold Mineralization Highlights	20

12	Drill Cross Section through Discovery Zone, Canamax Resources Inc., 1988	20
13	Composite Exploration Targets and Proposed IP	22
14	Proposed 2014 Phase I Exploration Program, Continuing 3D IP Survey	24
15	Proposed 2014 Phase II Exploration Program – Drilling	24

APPENDICES

Appendix No.

1	3D Inversion Model of Interpreted Resistivity and Chargeability; Cross Sections
2	End point coordinates for proposed expanded 3D IP grid lines

1.0 SUMMARY

The Fame property is located in the Chilcotin region of southwest British Columbia.  It is underlain by andesitic rocks of the Cretaceous Spences Bridge group, tonalite of the Cretaceous Mount Alex plutonic suite, felsic possibly Eocene volcanic rocks, basalt of the Miocene Chilcotin group, and ubiquitous thick glacial till and alluvium. .  In 1988-1989 low sulphidation epithermal gold mineralization was discovered on the Fame property at the Discovery, Double Diamond, Kelsch and Twilight showings.  They are hosted in northwest and northeast trending structures cutting both Spences Bridge clay altered andesitic volcanic rocks and felsic volcanic rocks of uncertain age.  The mineralization and geological setting on the Fame property is similar to that of the Blackdome epithermal gold deposit located approximately 24km to the southeast, where northeast trending vuggy quartz veins and breccia zones are hosted in an Eocene felsic volcanic sequence.  During its operation between 1986 and 1999, the Blackdome mine was one of the highest-grade gold producers in Western Canada.

Since the discovery of gold mineralization on the Fame property it has been under the control of various owners and optionees.  Exploration programs included prospecting, geological mapping, rock and soil geochemical surveys, trenching, ground geophysics, and drilling.  Drill results were generally poor, and the property was allowed to lapse.  In 2010 the property was re-staked by Richard Billingsley and optioned to San Antonio Ventures Inc. that same year.  San Antonio conducted airborne geophysical surveys on the property late in 2010 and a subsequent program of soil sampling in 2011.

Airborne magnetic data delineated parallel and intersecting sets of northwest and northeast-trending structures, both of which have associated epithermal gold mineralization.  The 2011 soil geochemistry survey delineated north-northwest and north-northeast striking sets of linear gold-in-soil anomalies.  They are not oriented parallel to postulated glacial ice movement in the region, and are potentially correlative to mineralized structures in bedrock.

In 2012, SJ Geophysics Ltd. was contracted to conduct a 3D induced polarization (IP) survey along 15km of line covering approximately 146 hectares in the Discovery zone, Double Diamond, and Kelsch epithermal gold showings area.  Several resistive and chargeable features were identified.

Northeast-trending structural features (such as the Blackdome deposit) appear to be the most important controls of epithermal mineralization in the region.  A broad northeast trending magnetic low feature hosts all of the known gold showings on the Fame property.  Most gold showing on the claims are hosted in altered andesite of the Cretaceous Spences Bridge group, but the Twilight showing southwest of the Discovery zone is hosted in felsic volcanic rocks possibly of Eocene age.  This may be in a similar geologic setting as the mineralization at Blackdome and the area is considered a high priority exploration target.

Miocene post mineral basalt flows and thick glacial cover make exploration on the Fame property difficult.  The 3D IP survey conducted in 2012 appears to be penetrating the overburden and identified many chargeable and resistive features.  It is recommended, therefore, to expand the 3D-IP survey coverage with roughly 50km of grid lines to cover the felsic rocks in the Twilight showing area, as well as some of the soil geochemical and airborne geophysical targets.  This program is estimated to cost approximately $200,000.  A subsequent phase of exploration would consist of diamond drilling to test the IP features identified.

2.0 INTRODUCTION

The Fame property is located in the Chilcotin district of southwest British Columbia, and in the Clinton Mining Division (Figure 1).  With the opening of the Blackdome gold mine in 1986, this part of the province became the focus of exploration for Tertiary epithermal gold mineralization.  Gold-bearing epithermal quartz veins and breccias were discovered on the Fame property in 1987 and several phased exploration programs have been conducted intermittently since that time.  Exploration has been hampered by thick glacial till cover and no resource was ever developed.

San Antonio Ventures Inc. optioned the property in 2010 and conducted a program of airborne geophysics (concurrent magnetic and AeroTEM surveys) in that same year.  A subsequent program of prospecting and extensive soil sampling was conducted between September 26th and November 4th, 2011.  Fifteen line kilometres of 3D induced polarization (IP) survey were completed over several of the epithermal gold showings in February of 2012.

Mr. Chris Dyakowski, president and CEO of San Antonio Ventures Inc. and the current registered owner of the mineral claims constituting the Fame property, requested that the author compile the data from all historic and recent programs and produce a NI 43-101 compliant technical report.  This report is to be used to support a statement of material fact which will be filed with the Toronto Stock Exchange (TSXV).  Data sources for exploration work conducted on the Fame property prior to San Antonio’s involvement consist predominantly of assessment reports filed with the British Columbia Ministry of Mines, Energy and Petroleum Resources (BCMEMPR), and other government databases.  The airborne geophysical data were provided by Aeroquest Airborne, and the 3D IP data were produced by SJ Geophysics Ltd.  Over 4000 soil samples were collected by San Antonio in 2011.  These geochemistry data were compiled and plotted by the author using field notes and assay certificates from Acme Labs Ltd.

A property inspection was conducted by the author on July 16th and 17th, 2014.  All mineral showing areas were visited and an attempt was made to locate historic sample sites with highly anomalous gold values.  Much of the property has been heavily logged since historic exploration programs (pre 2011) were conducted and no pre San Antonio sample or drill sites were located during the property visit (Photo 1).  Core from the 1988 drilling programs was located, but it is not in useable condition (Photo 2).

500000
600000
700000
5800000
5700000
N
To Bella Coola
Williams Lake
Riske Creek
20
97
Chilcotin River
2000
2200
2800
3100
Gang Ranch
100 Mile House
Dog Creek Road
Fraser River
Meadow Lake Road
Fame Property
Clinton
0
50
100
Km
1:1,000,000
British Columbia
USA
Fame Property
Prince George
Prince Rupert
Vancouver
Pacific Ocean
main gravel road access to Fame property
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Location

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 1

Photo 1

View to southeast at the approximate location of drill hole Gas-88-4, Discovery zone.  July 17, 2014

Photo 2

Core from 1988 drilling at the Discovery zone.  View to south.  July 17, 2014

Location:  515948E, 5705934N, UTM Zone 10N

3.0 RELIANCE ON OTHER EXPERTS

Historic exploration program data were compiled from assessment reports filed with the BCMEMPR and no verification of these data were possible.  Sample and drill hole locations as presented in this technical report were generally extracted from georeferenced scans of maps from the assessment reports, and hence their coordinates are only approximate.

Geophysical data were provided by Aeorquest Airborne (Garrie, 2010) and SJ Geophysics Ltd. (Hermiston and Vandenberg, 2012).  The author has relied on plots produced by these professional contractors to make interpretations, but no verification of the data or maps was possible.

Many of the soil sample sites from the 2011 San Antonio program are still marked in the field with flagging labelled with a sample number and UTM coordinates.  Where located during the property visit, their coordinates were confirmed by the author with a GPS.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Fame property is located in the Clinton Mining Division (UTM zone 10N, with rough geographic limits between 512300 - 520000E and 5702500 – 5708000N) and consists of 11 contiguous mineral tenures totalling 3200 hectares (Figure 2, Table 1).  Mr. Christopher Dyakowski of Vancouver, B.C., (president and CEO of San Antonio Ventures Inc.) is the registered owner of the claims, and is holding them in trust on behalf of San Antonio Ventures Inc.

Mineral tenures in British Columbia are acquired through an internet-based mineral titles administration system.  It is assumed, therefore, that the Fame property is precisely as shown on the province’s mineral tenure map (as of July 12, 2014) and displayed in Figure 2.  The tenures are for mineral rights only and do not include surface rights.

All claims are in good standing until June 26, 2021.  Under the new British Columbia Mineral Tenure Act as of July 1, 2012, annual exploration expenditures required to maintain a mineral tenure (claim) is on a two year escalating schedule as shown at the bottom of Table 1.  Annual costs to maintain the property in its current extent beyond 2021 will escalate from $16,000 to over $64,000 by 2027.

As mentioned, much of the property has been heavily logged and there is no apparent environmental liability from previous mineral exploration activities.

To conduct any sort of physical exploration program (such as drilling, trenching, or road building) on the property would require a “Mineral and Coal Exploration Activities and Reclamation Permit” from the BC Ministry of Energy and Mines.  At this time San Antonio does not have such a permit, but it could be acquired by submitting a Notice of Work and posting an appropriate bond.  Time required to obtain a permit is typically in

Table 1

Fame Property Claims

Tenure No.	Claim Name	Area_Ha	Owner	Issue_Date	Good-To Date
799487	Fame 1	80.49	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799502	Fame 2	281.68	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799503	Fame 3	181.13	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799522	Fame 4	181.10	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799562	Fame 5	60.36	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799564	Fame 6	80.51	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799602	Fame 7	462.80	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799623	Fame 8	483.14	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799624	Fame 9	503.02	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799642	Fame 10	503.28	Dyakowski, Christopher Ian	6/26/2010	6/26/2021
799643	Fame 11	382.54	Dyakowski, Christopher Ian	6/26/2010	6/26/2021

Total Hectares		3200.05

Assessment work required annually (per changes to B.C. Mineral Tenure Act Regulation as of July 1, 2012)

From	To	Value of Assessment Work Required per Hectare per Year	Hectares	Value of Assessment Work Required to Maintain Claims
6/26/2021	6/26/2022	5.00	3200.05	$16,000.25
6/26/2022	6/26/2023	5.00	3200.05	$16,000.25
6/26/2023	6/26/2024	10.00	3200.05	$32,000.50
6/26/2024	6/26/2025	10.00	3200.05	$32,000.50
6/26/2025	6/26/2026	15.00	3200.05	$48,000.75
6/26/2026	6/26/2027	15.00	3200.05	$48,000.75
6/26/2027	6/26/2028 and beyond	20.00	3200.05	$64,001.00

Fame property claim
other claim
main access road
512000
514000
516000
518000
520000
522000
5708000
5706000
5704000
5702000
N
513151
513150
1023553
605035
840762
513218
1023562
856105
799624
799502
799562
799522
799602
799487
799503
799564
799623
799642
799643
Fame Property
airstrip
Choate Lodge
Gaspard Lake
0
2
4
Km
1:50,000
Mineral Title Information from: http://geobc.gov.bc.ca_EMPR Mineral and placer claims July 12, 2014
Topographic information from TRIM 1:20,000 Positional Maps: 092O 046 - 047 and 056 - 057. Contour interval 20m.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Claims

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 2

the order of 3 months.  No problems are anticipated in obtaining an exploration permit for the Fame property.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Fame property is located in the southern Chilcotin plateau of south-central British Columbia, approximately 80km southwest of Williams Lake, 90 km west-northwest of Clinton, and 30km west of the Gang Ranch (Figure 1).  Both Clinton and Williams Lake are on the BC Railway, and Williams Lake has a scheduled air service to Vancouver.  Communities that could provide personnel for any significant project include Clinton (population 600), Williams Lake (population 12,000) or Prince George (population 90,000).

Average daily temperatures in this area range from -12°C to just above freezing in the winter, and from 10 to 26°C in the summer.  It is semi arid with an average annual precipitation of 426mm (17 inches), the majority of which falls in the summer.  Snowfall typically occurs between November and March, with an average total accumulation of approximately 90cm (36 inches).

Property terrain is gentle, consisting predominantly of low rolling hills.  Total property relief is about 300 meters, ranging from approximately1400 meters along the southwest claim boundary, to over 1700 meters in the northwest and east parts.  Creeks on the property are typically small, and commonly ephemeral.  Gaspard Lake, located on the south claim boundary, is the only body of water on the property.

Vegetation on the property is most typically lodgepole pine and spruce, with groves of aspen and willow in the wetter areas.  Much of the property has been clear-cut logged.

Access to the property is via either Williams Lake or Clinton using a combination of paved and well maintained gravel roads.  From William Lake, Highway 20 heads southwest for approximately 44km to the village of Riske Creek.  From Riske Creek the 2000 Forest Access road heads south across the Chilcotin River.  At the “Y” road junction at approximately 33km bear left following signs to the 2200 and Gaspard Creek roads.  Bear right onto the 2200 road at the 2800 road intersection.  Just before the 33km sign, turn left onto the 2900 road which leads onto the property.

From Clinton, head north on Highway 97 for 16km to Chasm and turn left onto the Meadow Lake road.  This road joins with the Dog Creek road at approximately 21km.  Approximately 75km from the highway a turnoff to the west crosses the Fraser River accessing the Gang Ranch.  Just past the main ranch buildings, Forest Access road 3100 heads west to the 2800 road, and eventually to the 2200 – 2800 junction as previously mentioned in the description of access from Williams Lake.

Total distance from Williams Lake is roughly 120km with a travel time of approximately 2 hours.  From Clinton the road access to the property is roughly 150km with a travel time of 3 hours.  Access within the property is via a network of maintained and unmaintained gravel logging roads.

6.0   HISTORY

The earliest documented exploration activity in the Fame property area was for porphyry copper and uranium in the 1970’s.  With the opening of the nearby Blackdome gold mine in 1986, the region received increased scrutiny for epithermal precious metal mineralization.  Bowen and Gordon discovered gold-bearing vuggy quartz vein float on the current Fame property in 1987.  They staked claims and optioned them to Canamax Resources Inc. in 1988.  Following a short but aggressive exploration program in 1988 consisting of geological mapping, rock and soil sampling, backhoe trenching, and diamond drilling, Canamax terminated the option agreement.  A program of continued prospecting by the owners in 1989 expanded areas of known mineralization.  The property was subsequently optioned to Goldsmith Minerals Ltd. in 1990.  During 1990 and 1991 Goldsmith conducted various ground magnetic and VLF resistivity surveys, diamond drilling and RC drilling.  No significant drill intersections were obtained and the property was allowed to lapse.

In 1998 and 1999 the property was evaluated by Giles Peatfield on behalf of Linda Caron.  Peatfield concluded that the property was under explored and had potential for additional discoveries (Peatfield, 1999).

Richard Billingsley staked the current Fame property in June of 2010 and subsequently optioned it to San Antonio Ventures Inc.  San Antonio commissioned Aeroquest Airborne to conduct an airborne magnetic and TEM survey on the property later that year (Garrie, 2010).  In 2011 San Antonio conducted an extensive soil geochemical survey and a limited amount of prospecting (Allen, 2011).

Ownership of the Fame property claims were transferred to Christopher Dyakowski on January 20th, 2012, who is holding them in trust for San Antonio Ventures Inc.

In February of 2012, SJ Geophysics Ltd. was contracted by San Antonio to conduct a 3D IP survey along 15km of line, covering 146 hectares in the Discovery, Double Diamond and Kelsch showings area (Hermiston and Vandenberg, 2012).

Summaries of the various pre San Antonio exploration programs are presented below.  Exploration programs conducted by or on behalf of San Antonio are discussed in section 9.0 (“Exploration”).

6.1

Pre San Antonio Exploration Programs; 1970 – 1999

Geology of the ML Group, 1970 (Assessment Report (AR) 02823, 02824)

The ML group was located approximately 4.5 km north of the current Fame property (Figure 3a) in an area underlain by the Early Cretaceous Mount Alex plutonic complex.  An anomalous stream sediment sample taken in 1969 was followed up by soil sampling, prospecting, magnetic and VLF-EM surveys.  Chalcopyrite occurs in quartz lenses and fractures in a weakly sericite and k-spar altered hornblende granodiorite.  An IP survey was conducted and a few north to northwest trending chargeability features were identified, but no follow-up was reported.

Percussion Drilling, 1979 (Pegg, 1979; AR07634)

In 1979 two (presumably vertical) percussion holes were drilled just southwest of the current Fame property by Long Lac Mineral Exploration Limited (Figure 3a).  The exploration target was uranium in the basal Miocene sediments.  The first hole (WH/1) was abandoned in till at 30.5m.  Hole WH/2 penetrated till and 82.3m of apparent Miocene basalt.  No anomalous radiation levels were reported, but neither hole reached their target depths.

This drilling is significant to the current Fame property since no other indication of geology beneath the till in the southwest part of the property is available.

Prospecting and Rock Sampling, 1987 (Bowen, 1988; AR17638)

With the Blackdome mine opening in 1986, exploration for epithermal type gold mineralization intensified in the Chilcotin region.  Gold mineralization on the Fame property was discovered in 1987 while following up a stream sediment anomaly.  Prospecting and rock sampling identified a northwest trending area roughly 100m by 400m (“Discovery Zone”) with bleached, clay-altered and sporadically siliceous andesite, and vuggy vein / breccia float with up to 38200 ppb gold (sample 7DB-024R, assayed at 1.022 oz/t; Bowen, 1988).  Several samples contained multiple grams of gold (Figure 3b).  Low level arsenic anomalies generally coincide with the gold anomalies.

The area was underlain by andesite cut by a small body of granodiorite.  No vuggy quartz was found in outcrop during this program.

On the strength of these data, the property was optioned to Canamax Resources Inc. in February of 1988.

Soil Geochemistry, Trenching and Diamond Drilling by Canamax, 1988 (Harris, 1988; AR18386)

In 1988 Canamax conducted a relatively intense exploration program on the Fame property.  A total of 2873 soil samples were collected on 3 grids, 15 backhoe trenches excavated, 1:20,000 and 1:5000 geological mapping conducted, and 702m of diamond drilling completed in 9 holes (Harris, 1988).  Mineral tenure coverage was expanded substantially during this program, and some of the soil samples were collected from outside of the current Fame property boundary.  All trenching and drilling, however, was conducted in the Discovery Zone area and within the current Fame property.  Soil sample results from the Discovery - Kelsch grid are presented in Figure 3c.  A compilation of some of the historic work programs conducted in the Discovery Zone area is presented in Figure 3d.  Drill hole coordinates and other data compiled from the various historic programs are presented in Table 2.

505000
510000
515000
520000
525000
5715000
5710000
5705000
N
Early Cretaceous
Mount Alex
Plutonic Complex
quartz diorite
Cp in fractures
weak ser and K alt
IP done
ML Property
AR 02823, 02824
Early Cretaceous
Mount Alex
Plutonic Complex
tonalite
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
Fault
Pleistocene to Holocene
alluvium and till
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
Early Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
Cretaceous
marine sediments
Pleistocene to Holocene
alluvium and till
airstrip
WH/2
WH/1
RC Hole WH/1
30m till
Gaspard
Lake
0
2
4
Km
1:100,000
Pleistocene to Holocene
alluvium and till
Eocene
volcaniclastic rocks
AR07634
RC Hole WH/2
82m Miocene basalt
Geology data: BCMEMPR; www.mapplace.ca. See Figure 4b for lithology legend
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 3a

515800
516000
516200
5706000
5705800
Historic Rock Sampling
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
38200, 76
Au (ppb), As (ppm)
N
1560
1540
28, 19
1, 2
64, 229
7, 191
44, 377
1, 4
590, 91
355, 223
75, 207
1, 12
38, 135
39, 57
395, 127
3960, 95
76, 243
5430, 85
5530, 84
41, 250
3940, 84
265, 156
645, 63
0
100
200
Meters
Sample 7DB-024R
38200 ppb Au, 76 ppm As
38200, 76
22, 2
4560, 130
7420, 56
7190, 58
Topographic information from TRIM 1:20,000 Positional Map 092O 057. Contour interval 20m.
Geochemical data from: Bowen, 1988; assessment report 17638.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Discovery Zone Area

Rock Geochemistry from 1987 Float Sampling

G. Allen, July, 2014

Figure 3b

Geology

The 1988 mapping conducted in the Discovery Zone area indicates that the northeast part is underlain by andesite (presumably Cretaceous Spences Bridge Group).  These rocks have been intruded by granodiorite plugs, and felsic to mafic dykes.  A northwest trending clay altered breccia and jasper zone is postulated to be in the upper plate of a southwest-dipping thrust fault.  The area southwest of this alteration-breccia-fault zone is underlain by rhyolite tuff and dacite; tentatively of Eocene age.  If these rocks are Eocene, the Fame property is more similar to the geological environment of the Blackdome deposit than government mapping indicates.

Miocene to Pliocene (Chilcotin Group) vesicular basalt is reported on the old Gas 4 claim to the southwest of the Discovery zone.  This is probably the same exposure of young volcanic rocks shown on the BC Geological Survey map in a window through the glacial till (Figure 5a).

Mineralization and Showings

1

Discovery Zone.  The original Discovery zone consisted of limonite stained westerly dipping alteration zones in Cretaceous volcanic rocks, and nearby gold-bearing drusy quartz vein breccia float.  Trenching in the vicinity of the mineralized float in the 1988 program was not generally successful in reaching bedrock, but in a few cases quartz veins were exposed in outcrop.  Veins widths range from a few millimetres up to 20cm, with an average orientation of 160/55SW.  They are typically composed of vuggy quartz with acicular quartz crystal lined cavities encrusting kaolinized (± silicified) volcanic fragments.  Vein material is limonitic and contains traces of pyrite.  Veins and kaolinized zones are exposed in an area roughly 37m by 35m.  A total of 30 rock chip samples across structures and alteration zones in this area returned gold values up to 14.8 g/T Au.  The overall average grade was 1.584 g/T Au and 216ppm As across an average width of 89cm.

Drill hole GAS88-1 intersected a 16m zone of sporadic kaolin altered andesite cut by millimetre to centimetre scale drusy quartz veins.  This zone appears to be correlative with the well mineralized zone on surface.  Gold values up to 590 ppb were obtained but the overall grade appears to be in the 100 – 200ppb range, well below grades on surface.

Hole_ID	Type	Location on / off	Azimuth	Dip	Length_m	Year	Assessment Report	Report_Title	Author	Company	NAD83_E	NAD83_N
WH/1	RC	off claims	000	-90	30.50	1979	7634	Drilling Report, W.H. Claims	Pegg, R.S.	Long Lac Mineral Exploration Limited	512278	5701854
WH/2	RC	off claims	000	-90	91.42	1979	7634	Drilling Report, W.H. Claims	Pegg, R.S.	Long Lac Mineral Exploration Limited	513084	5702189
Gas-88-1	DD	on claims	076	-48	114.90	1988	18386	Gaspard Lake	Harris	Canamax	516031	5705853
Gas-88-2	DD	on claims	080	-53	61.87	1988	18386	Gaspard Lake	Harris	Canamax	516107	5705705
Gas-88-3	DD	on claims	293	-44	83.82	1988	18386	Gaspard Lake	Harris	Canamax	516195	5705615
Gas-88-4	DD	on claims	325	-45	71.00	1988	18386	Gaspard Lake	Harris	Canamax	516355	5705677
Gas-88-5	DD	on claims	075	-45	71.00	1988	18386	Gaspard Lake	Harris	Canamax	516138	5705453
Gas-88-6	DD	on claims	084	-45	88.00	1988	18386	Gaspard Lake	Harris	Canamax	515973	5705860
Gas-88-7	DD	on claims	290	-45	49.00	1988	18386	Gaspard Lake	Harris	Canamax	516945	5706178
Gas-88-8	DD	on claims	084	-45	116.00	1988	18386	Gaspard Lake	Harris	Canamax	515891	5705856
Gas-88-9	DD	on claims	075	-45	35.00	1988	18386	Gaspard Lake	Harris	Canamax	516029	5705628
90-1	DD	on claims	140	-45	124.10	1990	20910	DD Report Gaspard Property	Petersen, D.B.	Goldsmith Minerals Limited	515347	5705487
90-2	DD	on claims	320	-58	139.40	1990	20910	DD Report Gaspard Property	Petersen, D.B.	Goldsmith Minerals Limited	515394	5705422
90-3	DD	on claims	320	-50	124.10	1990	20910	DD Report Gaspard Property	Petersen, D.B.	Goldsmith Minerals Limited	516071	5705478
90-4	DD	on claims	140	-50	17.50	1990	20910	DD Report Gaspard Property	Petersen, D.B.	Goldsmith Minerals Limited	516727	5706235
90-5	DD	on claims	320	-55	99.70	1990	20910	DD Report Gaspard Property	Petersen, D.B.	Goldsmith Minerals Limited	516744	5706214
RC91-1	RC	on claims	325	-58	92.97	1991	22253	RC Drilling	Bowen	Goldsmith Minerals Limited	515394	5705422
RC91-2	RC	on claims	325	-60	82.30	1991	22253	RC Drilling	Bowen	Goldsmith Minerals Limited	515327	5705351
			Total		1370.66	m (on current claims)

515500
516000
516500
517000
517500
5706500
5706000
5705500
Current Fame property boundary
1988 Fame 1 Soil Grid Area
Kelsch
90-4
90-5
Gas-88-7
Double Diamond
Discovery
Gas-88-6
Gas-88-8
Gas-88-1
Gas-88-2
Gas-88-4
Gas-88-9
Gas-88-3
90-1
90-2
90-3
Gas-88-5
RC91-2
RC91-1
Twilight
1988 Soils
Au_ppb
10 - 20
21 - 40
41 - 70
71 - 180
181 - 380
Showing
Min_Lineament
0
200
400
m
1:10,000
N
Data from: Harris, 1988; assessment report 18386
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 3c

515500
516000
516500
517000
517500
5706500
5706000
5705500
Current Fame property boundary
1988 Fame 1 Soil Grid Area
Cretaceous Spences Bridge Group andesite
Eocene (?) rhyolite tuff
Eocene (?) dacite
Discovery Zone
thrust fault
clay altered breccia
Kelsch
Double Diamond
"Kelsch Lineament"
Discovery Lineament
Twilight
Gas-88-1
Gas-88-2
Gas-88-3
Gas-88-4
Gas-88-5
Gas-88-6
Gas-88-7
Gas-88-8
Gas-88-9
90-1
90-2
90-3
90-4
90-5
RC91-1
RC91-2
1520
1540
1560
1580
1600
Sample 7DB-024R
38200 ppb Au, 76 ppm As
Historic Rock Sampling_Au_ppb
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
Thrust Fault
Showing
Historic Geology
Lithology in Outcrop
andesite
mafic dyke
dacite
granite
granodiorite
rhyolite tuff
Clay_Alt_Bx
VLF resistivity high
0 200 400
Meters
1:10,000
Data from: Bowen, 1988; assessment report 17638
Harris, 1988; assessment report 18386
Bowen, 1989; assessment report 19251
Cartwright et al., 1990; assessment report 20413
Topographic information from TRIM 1:20,000 Positional Maps: 092O 047 and 057. Contour interval 20m.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 3d

2

Kelsch Showing.  The Kelsch showing is located approximately 900m east-northeast of the Discovery zone on a prominent northeast trending lineament.  It is a drusy quartz vein up to 3m wide with an attitude of 015/steep SE, and hosted in kaolin altered Spences Bridge group andesite.  The structure was exposed along a strike length of 15m.  Eleven chip samples across the structure averaged 847ppb Au and 33 ppm As across 80cm.  One hole was drilled to test the vein but did not reach target depth.

3

Double Diamond Showing.  The Double Diamond showing is located on the northwest side of the “Kelsch” lineament, roughly 130m southwest of the Kelsch showing.  A drusy quartz vein-breccia up to 2m wide with an attitude of 026/60NW is hosted in moderately kaolin-altered Spences Bridge group andesite.  The structure is exposed along a strike length of 9.5m.  Samples of the vein contained only weakly elevated gold values up to 80ppb.

Soil Sampling

A small grid was established to cover the Discovery and Kelsch showings.  Approximately 735 soil samples were collected at 25m intervals along lines spaced at 100m and 50m.  A plot of anomalous gold values (≥10ppb) is presented in Figure 3c.  The Discovery Zone lineament and structures are crudely delineated, although the most convincing linear anomaly strikes at roughly 308° and passes just east of the discovery zone trenches (drill hole GAS88-1).  The “Kelsch Lineament” is not well defined by this soil geochemistry.

The highest value of 380ppb Au is located in the east part of the grid area southeast of the Kelsch lineament.  No known mineralization occurs in the area.

Drilling

Nine holes totalling 702m were drilled in 1988; 8 in the Discovery zone area and 1 at the Kelsch showing.  Assay data for core samples from holes GAS88-1 to GAS88-3 and GAS88-6 to GAS88-8 are presented in logs or sections in assessment report 18386.  Gold values are generally only weakly anomalous.  The best documented intersection was a 1.5m interval grading 1.16 g/T Au on a granodiorite dyke margin in hole GAS88-1.  The apparent down dip projection of the Discovery Zone mineralization intersected in GAS88-1 graded only 111ppb Au across 21.3m.

No information is presented for holes GAS88-4, 5, and 9.  There is no mention of any significant intersections for these holes in the text of the report.

At the end of this program Canamax returned the property to the vendors and terminated the option agreement.

Prospecting and Soil Geochemical Surveys, 1989 (Bowen, 1989; AR 19251)

After Canamax withdrew from their option agreement, Bowen and Gordon continued prospecting peripheral to the Discovery Zone.  A total of 30 km2 was prospected, 128 rock chip and 127 soil samples collected, and an air photo lineament study completed (Bowen, 1989).

The Twilight showing was discovered approximately 700m southwest of the Discovery zone (Figure 7d).  Four northeast trending quartz vein breccias up to 1.3m wide occur in a zone roughly 60m across, hosted in probable Eocene flow banded dacite with pervasive jasper alteration.  Chip sampling yielded gold grades up to 1.86 g/T across 0.7m.

VLF-EM and Resistivity Orientation Survey, 1990 (Petersen and Cartwright, 1990; AR19884)

The property was optioned to Goldsmith Minerals Ltd. in 1990.  They initiated their study of the property by conducting an orientation VLF resistivity survey looking for zones of silicification (Petersen et al., 1990A).  Northeast trending resistivity anomalies were identified over the Twilight and Kelsch showings.

VLF Resistivity and Magnetic Surveys, 1990 (Petersen and Cartwright, 1990; AR20413)

This program consisted of 21.8km of magnetic and VLF resistivity surveys on five grids, only one of which is on the current Fame property.  Approximately 11km of grid with 100m spaced lines was surveyed over the Twilight, Discovery and Double Diamond – Kelsch showings (Petersen et al., 1990B).  Singular northeast trending resistivity features were defined at the Twilight and Discovery showings.  At the Double Diamond – Kelsch showing area, several parallel northeast-trending resistive zones were identified across a width of roughly 400m (Figure 3d).

Diamond Drilling, 1990 (Petersen, 1990; AR 20910)

Goldsmith Minerals Ltd. drilled 5 core holes totalling 664.8m in 1990 to test the Twilight, Discovery and Double Diamond showings (Figure 3d; Petersen, 1990).  Holes 90-1 and 90-2 were scissored across the Twilight showing from both sides.  They intersected vuggy epithermal quartz veins and a few scattered 1m intervals contained anomalous gold up to 890ppb.  A drill hole testing a resistivity high on the Discovery zone did not intersect significant mineralization.  Holes 90-4 and 90-5 tested the Double Diamond showing and associated resistivity high.  A few zones of quartz stringers and associated silicification were intersected but no significant gold values were returned.

Reconnaissance VLF Resistivity Survey, 1990 (Petersen, 1990; AR20798)

Goldsmith conducted a reconnaissance VLF resistivity survey along a few lines to test for extensions to the Twilight and Kelsch showings to the southwest and northeast (Petersen, 1990C).  It was determined that the resistivity feature at Twilight did not continue to the southwest, but anomalies did continue northeast of Kelsch.  A long survey line run to the southwest of the Twilight showing identified a strongly resistive zone just north of Gaspard Lake, possibly related to the Gaspard Lineament extending northeast from the lake.

RC Drilling, 1991 (Bowen, 1992; AR 22253)

Goldsmith drilled 2 reverse circulation holes at Twilight totalling 175.3m (Bowen, 1992).  RC91-1 twinned DDH90-2 to compare analytical results from the two drilling methods.  Drill hole DDH90-2 intersected 660ppb Au between 31 and 32m.  Hole RC91-1 intersected 980ppb Au between 30.48 and 32.0m, so the correlation is good in this case.  A second anomalous interval of 890ppb Au between 57 and 58m in the core hole did not have a correlative hit in the RC hole.

RC91-2 was collared 100m southwest of the Twilight showing to test for a continuation of the structure.  No significant mineralization was encountered.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1

Regional Geology

The Canadian Cordillera is made up of five major tectonostratigraphic belts that formed or were accreted during Mesozoic to post mid Tertiary time (McMillan, 1991, Figure 4).  Of these five, the Omineca and Coast belts are assemblages of crystalline plutonic and metamorphic rocks which are thought to have developed along suture zones where exotic terranes docked with the North American craton. Rocks within the accreted terranes are interpreted to have been deposited in sedimentary basins and island arc settings off the coast of ancestral North America and later pushed onto the western margin of the continent during eastward subduction of the Pacific oceanic plates.

Four volcano-sedimentary terranes of central B.C. (Slide Mountain, Quesnellia, Cache Creek, and Stikinia) are thought to have collided and coalesced in the ocean west of ancestral North America by Late Triassic time, forming the Intermontane superterrane.  This assemblage continued moving eastward and subsequently docked with the North American continent in the Mid Jurassic period, circa 185-175 Ma.

A second volcano-sedimentary superterrane, the Insular belt, is composed primarily of the Alexander and Wrangellia terranes.  They are interpreted to have coalesced by mid Pennsylvanian time (circa 310-305 Ma), and collided with the western edge of the Intermontane belt in the middle Cretaceous (approximately 100 Ma).  The Coast Complex metamorphic-plutonic assemblage started to form at this time between the Insular and Intermontane belts, and had active intrusion emplacement up to the mid Eocene (45 Ma).

Cordilleran terrane assemblages have been cut by numerous intracontinental dextral strike slip faults.  Right lateral offset along this fault system is interpreted to have initiated in the Late Cretaceous along the Rocky Mountain trench.  Movement then appears to have been transferred sequentially to more western faults.  The cumulative dextral fault offset in the B.C. Cordillera has been estimated to be in the order of 1300km.

N
Cache Creek
Cassiar
Northern Rocky Mountain Trench
Foreland Belt
Cratonal North America
Alexander
Queen Charlotte Transform Fault
Eastern Limit of Cordilleran Deformation
Bowser Basin
U.S.A.
Alberta
Quesnellia
Cache Creek
Cariboo
Stikinia
Rocky Mountain Trench
Kootenay
Fraser River Fault
Coast Complex
Harrison Fault
Monashee Complex
Wrangellia
Spences Bridge Group
U.S.A.
Fame Property
TERRANE
TECTONOSTRATIGRAPHIC BELT
Cratonal North America
Foreland
Cariboo
Cassiar
Kootenay
Monashee
Omineca
Slide Mountain
Quesnellia
Cache Creek
Stikinia
Post Acretionary Plutons
Intermontane
Bowser Lake Group
Hazelton Group
Spences Bridge Group
Coast Complex
Coast
Nisling
Pacific Rim
Alexander
Wrangellia
Chugach
Shuksan
Crescent
Insular
Intermontane Super Terrane
Fame Property
0
250
500
Kilometers
Data Sources: http://www.mapplace.ca/, McMillan, 1991

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, B.C.

Geological Terranes of British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 4

The Fame property is located in the southern part of Stikinia terrane within the Intermontane super terrane.  Lithology underlying the property consists predominantly of the Mid Cretaceous Spences Bridge volcanic sequence, and possibly genetically related intrusions of the Cretaceous Mount Alex plutonic complex (Figures 5a and 5b).  The chronology of the various geological events documented in the Fame property area is presented in Figure 6.

The Spences Bridge Group consists of volcanic and volcaniclastic rocks deposited in the Nicoamen Structural Depression (Thorkelson, 1986).  Lithologies in the 2.4 km thick succession range from rhyolite to basalt, but andesite predominates.  They are sporadically distributed along a roughly 320km long north-northwest trending belt extending from south of Princeton in the south, to near the Fame property in the north as shown in Figure 4.  Thorkelson interpreted the group to have been deposited as a series of terrestrial stratovolcanoes that unconformably overly Late Triassic and Early Jurassic plutonic and volcanic rocks.  Plant megafossils within the succession were dated as Late Albian (circa 100Ma; Thorkelson et al., 1989) indicating that the Spences Bridge Group was deposited in post accretionary time within the Quesnellia, Cache Creek and Stikinia terranes.  They are calcalkalic to tholeiitic in composition and probably related to plate subduction.  Their age and composition suggest a genetic association with the subduction and eventual accretion of the Insular Belt against the western margin of the Stikinia terrane in the Mid Cretaceous (Figure 6).

Spences Bridge Group rocks have been cut by the Fraser River fault; one of the many sub-parallel dextral transform faults that cut the Cordillera.  The Fraser River fault is a major strike-slip vertical structure of Late Eocene age (46.5 – 34 Ma; Jones et. al, 1992. Coleman et al., 1991).  Magnetotelluric and seismic data suggest that the Fraser River fault penetrates the entire crust.  Vertical movement on the structure is relatively small at no more than 3km, but right lateral horizontal offsets have been measured at over 100km.  Its scale suggests that it is part of a 2500km long north-trending intracontinental transform fault system that extends up the west side of North America.  Crustal scale structures like this provide a conduit for the escape of deep penetrating meteoric waters typical of a low sulphidation epithermal system.

Several Early Tertiary (pre and possibly syn Fraser River fault movement) volcanic sequences overly the Spences Bridge group as shown in Figure 6.  One un-named volcanic event was coincident with the age of both the Fraser River fault movement as well as the Blackdome epithermal gold deposit.  This volcanism may have been the heat engine responsible for the formation of gold deposits in the region.

Post Fraser River fault movement calc-alkaline volcanic and clastic sedimentary rocks of the Miocene to Pleistocene Chilcotin Group overlie all older stratigraphy on both sides of the fault.

Pleistocene to Holocene glacial till and alluvium blanket the entire region.

450000
500000
550000
5700000
Cadwalleder Terrane
Cache Creek Terrane
Stikinia Terrane
N
Pleistocene to Holocene alluvium, till
Eocene to Oligocene volcanic rocks
Cretaceous marine sed and volcanic rocks
Lower Cretaceous Jackass Mtn Gp sed rocks
Late Cret. - E Tert. fsp ppy intrusion
Jur-Cret intrusion
Jur to Cret calc-alk volcanic rocks
New Prosperity
Upper Cretaceous porphyry Cu-Au-Ag-Mo 2009 proven-probable: 831MT @ 0.23% Cu and 0.41 g/T Au
Miocene - Pleistocene Chilcotin Gp volcanic rocks
Early Cretaceous Mount Alex quartz diorite plutonic complex
Jur-Cret Piltz Pk and Mnt Wales Plutonic Suite
Early Cret gabbro
Lower Cret. Spences Bridge Group volcanics
Cret - Tert volcaniclastic rocks
Eocene volcaniclastic rocks
CCC basalt
CCC chert
Permian Farwell Plut gabbro
Gang Ranch
Mio-Pleist Chilcotin Gp sed rocks
Permian to Triassic Cache Cr. Complex Marble Canyon Fm. limestone and calcareous sed
Lower Cret. Spences Bridge Gp andesite
Fraser River
Blackdome
Eocene Epoch epithermal Au - produced: 7.3 M grams (233,250 oz) grading 21.6 g/T (0.63 opt)
Permian to Triassic Cache Cr. Complex marine sed and volcanic rocks
Eo - Olig volcanic rocks
Lower Cretaceous Jackass Mtn Gp quartzite, qz arenite
0 25 50 Km
1:500,000
Geology and mineral deposit source: BCMEMPR, www.mapplace.ca
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Regional Geology and Economic Setting

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 5a

Cenozoic

Pleistocene - Holocene
- alluvium, till

Miocene - Pleistocene
Chilcotin Group
- coarse clastic sedimentary rocks
- alkaline volcanic rocks

Eocene - Oligocene
- undivided volcanic rocks

Eocene
- volcaniclastic rocks

West of the Fraser River Fault (Stikinia Terrane)

Mesozoic

Cretaceous
- undivided sedimentary rocks

Spences Bridge Group (Albian)
- andesitic volcanic rocks
- calc-alkaline volcanic rocks

Jackass Mountain Group (Barremian)
- marine sedimentary and volcanic rocks
- quartzite, quartz arenite sedimentary rocks

Intrusions

Late Cretaceous - Early Tertiary
- feldspar porphyritic intrusive rocks

Early Cretaceous
Mount Alex Plutonic Complex
- tonalite intrusive rocks
- quartz dioritic intrusive rocks
- dioritic to gabbroic intrusive rocks

Late Jurassic - Early Cretaceous
Piltz Peak and Mount Wales Plutonic Suite
- tonalite intrusive rocks
- granodioritic intrusive rocks
- intrusive rocks, undivided

East of the Fraser River Fault (Cache Creek Terrane)

Permian - Triassic
Cache Creek Group
- mudstone, siltstone, shale, fine clastic sedimentary rocks
- conglomerate, coarse clastic sedimentary rocks
- chert, siliceous argillite, siliciclastic rocks
- marine sedimentary and volcanic rocks
- limestone, marble, calcareous sedimentary rocks
- dioritic to gabbroic intrusive rocks
- dacitic volcanic rocks
- quartz monzonitic intrusive rocks
- basaltic volcanic rocks
- greenstone, greenschist metamorphic rocks

Geology Source: BCMEMPR, www.mapplace.ca

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Regional Geology Legend

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 5b

Ma
Stratigraphy
Lithology
Structure
Intrusions
Mineralization
Cenozoic
Mesozoic
Paleozoic
Holocene
Pleistocene
Pliocene
Miocene
Oligocene
Eocene
Paleocene
Cretaceous
Jurassic
Triassic
Permian
Present
0.01
2.6
5.3
23.0
33.9
55.8
65.5
145.5
201.6
251
299.0
Age range of lithologies on the Fame Property
alluvium and till
Chilcotin Group
calk-alkaline volcanic flows in Fame property area. Clastic sedimentary rocks overlying Cache Creek Gp. to east
Undifferentiated volcanic rocks
Un-Named
volcaniclastic rocks dacite, rhyolite, andesite
Un-Named
volcaniclastic rocks
un-named
marine sedimentary and volcanic rocks
Spences Bridge Group
calk-alkaline volcanic rocks
Cache Creek Group
intercalated calcareous marine sediments, limestone, chert, clastic sediments and basalt flows
Fraser River Fault Zone Late Eocene (46.5-34 Ma)
Insular Belt docks with west side of Intermontane Belt (100 Ma)
Intermontane Belt docks with North American plate (185-175 Ma)
feldspar porphyry near Prosperity
Mt. Alex quartz diorite to tonalite plutonic complex
Piltz Pk and Mount Wales tonalitic plutonic suite
Blackdome low sulphidation epithermal Au deposit (Eocene)
Prosperity porphyry Cu-Au-Ag-Mo (77.2 Ma, Upper Cretaceous)
Data from: Mapplace, Minfile, GSA, 2009 Geologic Time Scale.
Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, B.C.

Stratigraphy and Geochronology the Fame Property Area

G. Allen, July, 2014

Figure 6

7.2

Property Geology

Geological mapping on the Fame property has been hampered by thick glacial cover.  According to the composite geological map produced by the B.C. Geological Survey, the north and east parts of the property are underlain by andesite of the Mid Cretaceous Spences Bridge group (Figure 7).  A small part of the southeast corner of the property is underlain by tonalite of the Early Cretaceous Mount Alex plutonic complex.  The relationship between this tonalite and the Spences Bridge group volcanic rocks is unclear.  The various exploration programs conducted on the property over the past few decades suggest that the area southwest of the Discovery zone is underlain by felsic volcanic rocks possibly of Eocene age.

A northeast trending fault is mapped along Gaspard Creek which appears to have had significant offset.  It is parallel to a lineament defined in historic programs spatially related to the Kelsch and Double Diamond gold showings.

The west part of the property is covered with Pleistocene to Holocene glacial till and alluvium.  A small window through this young cover has exposed volcanic flows of the Miocene to Pleistocene Chilcotin Group.  It is uncertain if the stratigraphy underlying these Miocene volcanic rocks is of Eocene or Cretaceous age.

7.2.1

Mineralization

Mineralization on the Fame property has been documented in float and in outcrop in a relatively small area of roughly 50 hectares peripheral to the Discovery zone and on the north margin of the northeast trending “Kelsch” lineament (Figures 3d and 7).  In all cases observed mineralization consists of white, massive to cockscomb-textured drusy quartz stockwork and open space filling in an argillic altered brecciated volcanic rock host (Photos 3 and 4).  At the Discovery, Double Diamond and Kelsch showings the host rocks are thought to be andesite of the Spences Bridge group.  At the Twilight zone host rocks appear to be more felsic.  These may be of Eocene age, similar to the geologic setting at the Blackdome deposit.  The hydrothermal quartz generally appears to be barren, but is less commonly sporadically stained with limonite and contains traces of fine-grained disseminated and clotty pyrite.

Several widely spaced float samples in the Discovery zone area contained multiple grams of gold (up to 38.2 g Au/T; sample 7DB-024R) with associated anomalous levels of arsenic.

Trenching in the Discovery area in 1988 partially exposed a roughly 30m wide zone with sporadic limonite stained quartz stockwork zones up to 1m wide with an average attitude of 160/55SW.  Quartz vein widths within these zones range from a few millimetres to over 20cm.  Trenching was not successful in defining a discrete zone of mineralization and limits were not determined.  A total of 30 rock chip samples across structures and alteration zones in this area returned gold values up to 14.8 g/T Au, but the overall average grade was 1.584 g/T Au and 216ppm As across an average width of 89cm.  Hole GAS88-1 was drilled to test this zone.  It intersected a 16m zone of sporadic kaolin altered andesite cut by millimetre to centimetre scale drusy quartz veins.  Gold values up to 590 ppb were obtained but the overall grade appears to be in the 100 – 200ppb range, well below grades on surface.

512000
516000
520000
5708000
5704000
Early Cretaceous Mount Alex Plutonic Complex tonalite
Gas 1
N
Early Cretaceous Mount Alex Plutonic Complex quartz diorite
Lower Cretaceous Spences Bridge Group calc-alkaline volcanic rocks
Fault
Kelsch
Double Diamond
Discovery
Twilight
Lower Cretaceous Spences Bridge Group calc-alkaline volcanic rocks
Pleistocene to Holocene alluvium and till
Miocene to Pleistocene Chilcotin Group alkaline volcanic rocks showing
lineament interpreted in previous exploration programs
main gravel road access
airstrip
Gaspard Lake
Choate Lodge
Early Cretaceous Mount Alex Plutonic Complex tonalite
0
2
4
Km
1:50,000
Geology data: BCMEMPR; www.mapplace.ca
Topographic information from TRIM 1:20,000 Positional Maps: 092O 046 - 047 and 056 - 057. Contour interval 20m.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Property Geology

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 7

Quartz stringer and quartz filled breccia mineralization exposed at the Double Diamond and Kelsch showings had similar characteristics to structures in the Discovery zone, but grades did not exceed 1 g Au/T.

Photo 3

Float near Discovery zone.  Argillic altered andesite breccia with drusy quartz stockwork and associated silicification.  July 17, 2014

Photo 4

Trench muck at Discovery zone.  Argillic altered andesite breccia flooded with limonitic cockscomb textured drusy quartz stockwork.  July 17, 2014

8.0   DEPOSIT TYPES

The characteristics of the quartz structures on the Fame property include:

•

open crystal-lined vugs

•

cockscomb texture

•

thin banding (rare)

•

argillic alteration restricted to structures and their margins

These are typical textures and alteration assemblages of low sulphidation epithermal gold systems.

8.1

Economic Setting

8.1.1

Blackdome

The Blackdome mine is located approximately 24km southeast of the Fame property (Figure 5a).  Mineralization at Blackdome is classified as low sulphidation epithermal gold-silver type (Minfile detailed report 092O 053).

Lithology in the mine area consists of intercalated andesite, rhyolite and dacite flows and volcaniclastic rocks of Eocene age dated at 51.5Ma.  These rocks are overlain by post mineral Chilcotin group Miocene basalt dated at 24Ma.  A series of sub-parallel north-northeast trending and northwest dipping quartz veins are emplaced along normal dip slip faults.  Structures are thought to have developed during a NW-SE extensional event along the Fraser River fault zone (Michaud, 1991).  Veins are hosted in the Eocene aged rocks.  Age of the mineralization is thought to be Eocene as well.

Quartz is the most abundant gangue mineral in the veins, but they also contain adularia, calcite and clay.  Vein textures are typical of epithermal deposits ranging from massive, to vuggy with cockscomb texture, to crystalline mosaics of intergrown quartz, adularia and calcite.  Mineralization includes pyrite, native gold, native silver, electrum, chalcopyrite, galena, sphalerite, and minor amounts of arsenopyrite.  Host rocks associated with the mineralized veins have undergone varying intensities of argillic, potassic and silica alteration.

When in operation between 1986 and 1991, the Blackdome mine was one of the highest grade gold producers in Western Canada.  A total of 338,000 tonnes of ore yielded 6804kg (240000 oz) of gold (Michaud, 1991).  A calculated gold grade of this material is 20.13 g/T (0.588 oz/ton).  The mine was re-opened in 1998-1999 and produced an additional 186kg (6547oz) of gold.

8.1.2

New Prosperity

The New Prosperity deposit is located 56km west of the Fame property (Figure 5a).  It is a copper-gold-molybdenum bearing porphyry hosted in a Late Cretaceous fine-grained porphyritic quartz diorite stock (Minfile; 092O  041).  This intrusive is in turn hosted in a mix of older quartz diorite and intensely hornfelsed volcanic and sedimentary rocks.  Pyrite, chalcopyrite, sphalerite, specularite, magnetite and rare arsenopyrite and tetrahedrite occur both disseminated and in multiple phases of stringers.  The character of the mineralization changed and evolved in association with continuing igneous activity.  Multiple phases of fracturing and re-healing suggest that mineralization was on-going for a considerable length of time.  The best mineralization is associated with biotite alteration generated by the late quartz diorite porphyry.  Alteration biotite is dated at 77.2 ± 2.8 Ma (Campanian age, Late Cretaceous).

The intrusion – hornfelsed assemblage was covered by lava of the Miocene – Pleistocene Chilcotin Group.  The deposit is exposed in a window through these post mineral flows.

9.0   EXPLORATION

9.1

San Antonio Airborne Magnetic and TEM Survey, 2010

San Antonio Ventures Inc. contracted Aeroquest Airborne of Mississauga Ontario to conduct a helicopter-borne magnetic and TEM survey over the Fame property.  Between November 11th and 14th of 2010, 405km of lines were flown, covering an area of 3170 Ha.  Cross lines were oriented east-west and spaced at 100m.  Infill lines were flown over the showings areas with a 50m line spacing.  Magnetic susceptibility and conductance were measured.  Airborne geophysical data are plotted in Figures 8a through 8c.

The total magnetic intensity (Figure 8a) and vertical magnetic gradient (Figure 8b) plots show a distinct northeast fabric defined by zones of high and low magnetic susceptibility.  A prominent northeast trending magnetic low (“A”) approximately 1.2km wide is coincident with the Kelsch lineament and contains all known epithermal gold occurrences on the property.  A possible parallel magnetic low feature (“B”) trends along Gaspard Creek approximately 3km to the southeast.  There is also a distinct northwest trending fabric with possible structures interpreted along lineaments “C” through “F.”  Structure “D” may be related to the Discovery zone.

With such extensive glacial cover over most of the property, the underlying geology is not well understood.  Current mapping indicates that most of the claims are relatively uniformly underlain by Cretaceous Spences Bridge group andesitic rocks, felsic volcanic rocks of uncertain age and Miocene to Pleistocene Chilcotin group alkaline volcanic rocks.  It is presumed, therefore, that features defined in the airborne survey are related to faulting.

The AeroTEM plot shows a multi-lobed apparent conductor to the southwest of the Discovery zone (Figure 8c).  It is coincident with the exposure of Miocene basalt, but fresh basalt is unlikely to cause such a response.  It is also roughly coincident with various small drainages and marshes and is more probably related to water saturated conductive alluvium or till.

In general it appears that the airborne magnetic data are delineating structures.  Some of these have known mineralization associated, and magnetic surveys are therefore considered a useful exploration tool.  The TEM anomalies, however, are probably not delineating bedrock features.

512000
516000
520000
5708000
5704000
Gas 1
Fame Property
N
Early Cretaceous
Mount Alex
Plutonic Complex
quartz diorite
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
A
A
Fault
Kelsch
Discovery
Double
Diamond
Twilight
B
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
Pleistocene to Holocene
alluvium and till
C
Pleistocene to Holocene
alluvium and till
D
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
showing
lineament interpreted
in previous exploration
programs
E
airstrip
F
Gaspard
Lake
0
2
4
Km
1:50,000
Choate Lodge
Early Cretaceous
Mount Alex
Plutonic Complex
tonalite
Geology data: BCMEMPR; www.mapplace.ca. See Figure 4b for lithology legend
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Aeroquest Airborne Geophysical Survey (2010)
Total Magnetic Intensity (TMI)

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 8a

512000
516000
520000
5708000
5704000
N
Gas 1
Early Cretaceous
Mount Alex
Plutonic Complex
quartz diorite
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
A
A
Fault
Kelsch
Discovery
Double
Diamond
Twilight
B
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
Pleistocene to Holocene
alluvium and till
Pleistocene to Holocene
alluvium and till
C
D
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
E
showing
lineament interpreted
in previous exploration
programs
airstrip
F
Gaspard
Lake
0
2
4
Km
1:50,000
Choate Lodge
Early Cretaceous
Mount Alex
Plutonic Complex
tonalite
Geology data: BCMEMPR; www.mapplace.ca. See Figure 4b for lithology legend
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure 8b

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

512000
516000
520000
5708000
5704000
N
Gas 1
Early Cretaceous
Mount Alex
Plutonic Complex
quartz diorite
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
Fault
Kelsch
Discovery
Double
Diamond
Twilight
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
Pleistocene to Holocene
alluvium and till
Pleistocene to Holocene
alluvium and till
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
showing
lineament interpreted
in previous exploration
programs
airstrip
Gaspard
Lake
Choate Lodge
Early Cretaceous
Mount Alex
Plutonic Complex
tonalite
0
2
4
Km
1:50,000
Geology data: BCMEMPR; www.mapplace.ca. See Figure 4b for lithology legend
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Aeroquest Airborne Geophysical Survey (2010)
Aero TEM - Apparent Conductivity

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 8c

9.2   San Antonio 2011 Exploration Program

The 2011 San Antonio exploration program on the Fame property was based on recommendations proposed in a 43-101 technical report by Kerr (2011).  Between September 25th and November 4th, 2011, an uncut control grid was established with a 5.4km long east-west base line and 214.7km of 100m spaced north-south cross lines.  Grid stations were marked every 50m.  A total of 4417 “B” horizon soil samples were collected on the grid at a spacing of 100m by 50m, covering an area of approximately 2180 hectares and including all known showings.

A program of prospecting was conducted in the showings area.

9.2.1

Soil Geochemistry

A total of 4417‘B’ horizon soil samples were collected on the grid, generally from the red-brown “B” horizon at a depth of 15-30cm below surface.  Samples were subsequently sent to Acme Labs of Vancouver, B.C.  Soil samples were dried at 60°C and 100g of -80 mesh material sieved out (preparation code: SS80).  Fifteen gram cuts of the -80 mesh fraction were analysed for 36 elements using an aqua regia digestion and an ICP-MS (mass spectroscopy) technique (Acme code 1DX2).

No QAQC (quality assurance - quality control) samples were inserted in the field.  Acme inserted standards and blanks in the sample sequence, and prepared pulp duplicates in the lab.  These QAQC analyses were acceptably close to expected values, and there are no concerns with the validity of the analytical work.

Analytical results for gold, arsenic, silver, barium, copper and zinc are presented in Figures 9a through 9f.

Gold in Soil

Gold in soil is plotted in Figure 9a.  Gold values range up to 339ppb but are most commonly much lower.  In spite of the masking glacial blanket, there appear to be several parallel linear gold-in-soil anomalies striking northeast to east-northeast, and west-northwest (Figure 9a_2).  Glacial movement in the grid area is documented to be at 012° (Broster and Huntley, 1995, in Peatfield, 1999), suggesting that any geochemical lineament not on this trend is likely outlining some bedrock-related feature.

A prominent northeast striking 500-700m wide anomaly (1) parallels the Kelsch lineament just northwest of the Kelsch and Double Diamond showings, and tentatively includes a northwest striking anomaly over the Discovery zone.  This feature may in fact be continuous through a cluster of anomalies near the Twilight showing and continue through Anomalies 7 and 5; a length of approximately 5.6km.

Anomaly 3 is a very prominent north-northeast striking narrow linear feature sub-parallel to the Anomaly 1 to 5 trend, roughly 1.6km south of the Discovery Zone.  It is approximately 4.4km long, crossing most of the grid.  Anomaly 4 may be a fault offset continuation of this same feature, and if so, the structure has a strike length of over 5.5km.  No mineralization has been noted along this trend in previous programs, but very little work is documented in the area.

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
N
1
2
3
4
5
6
7
8
9
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Gaspard Lake
airstrip
Au Soil_2011 Anomalies
Soil_Au
Au_ppb
0 - 15
16 - 30
31 - 100
101 - 200
201 - 339
Showing
Interp lineament (pre 2011)
0
1
2
Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

San Antonio 2011 Program

Soil Geochemistry (Au_ppb) with Interpreted Anomalous Trends

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 9a_2

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Gaspard Lake
airstrip
N
Soil_Au
Au_ppb
0 - 15
16 - 30
31 - 100
101 - 200
201 - 339
Showing
Interp lineament (pre 2011)
0
1
2
Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

## San Antonio 2011 Program

## Soil Geochemistry (Au_ppb)

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9a**

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
N
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Baseline
Showing
Interp lineament (pre 2011)
Au_Soil 2011 Anomalies
Soil_As
As_ppm
0 - 3
4 - 7
8 - 9
airstrip
Gaspard Lake
0
1
2
Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

## San Antonio 2011 Program
## Soil Geochemistry (Arsenic_ppm)

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9b**

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
N
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Gaspard Lake
airstrip
Showing
Interp lineament (pre 2011)
Au_Soil 2011 Anomalies
Soil_Ag
Ag_ppm
0.05
0.06 - 0.10
0.11 - 0.40
0 1 2 Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

## San Antonio 2011 Program
## Soil Geochemistry (Silver_ppm)

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9c**

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
N
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Showing
Interp lineament (pre 2011)
Au_Soil 2011 Anomalies
Soil_Ba
Ba_ppm
28 - 150
151 - 300
301 - 400
401 - 436
0
1
2
Km
1:25,000
Gaspard Lake
airstrip
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

## San Antonio 2011 Program
## Soil Geochemistry (Barium_ppm)

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9d**

512000
514000
516000
518000
520000
5706000
5704000
5702000
N
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Showing
Interp lineament (pre 2011)
Au_Soil 2011 Anomalies
Soil_Cu
Cu_ppm
5 - 20
21 - 40
41 - 66
Gaspard Lake
airstrip
0
1
2
Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

## San Antonio 2011 Program
## Soil Geochemistry (Copper_ppm)

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9e**

512000
514000
516000
518000
520000
5706000
5704000
5702000
512800E
513000E
513200E
513400E
513600E
513800E
514200E
514400E
514600E
514800E
515000E
515200E
515400E
515600E
515800E
516200E
516400E
516600E
516800E
517000E
517200E
517400E
517600E
517800E
N
Kelsch
Discovery
Double Diamond
Twilight
5 704 400N
Base Line
Showing
Interp lineament (pre 2011)
Au_Soil 2011 Anomalies
Soil_Zn
Zn_ppm
8 - 85
86 - 125
126 - 259
airstrip
Gaspard Lake
0
1
2
Km
1:25,000
Drainages from NTS maps 092O/07 and 092O/10
Coordinate System: NAD83 Zone 10N

*San Antonio Ventures Inc.*

**Fame Property, Clinton Mining Division, British Columbia**

**San Antonio 2011 Program**

**Soil Geochemistry (Zinc_ppm)**

G. Allen, July, 2014

*Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014*

**Figure 9f**

Anomalies 6 through 9 are north-northwest trending linear features roughly evenly spaced every 1km across the grid.

A circular zone of low background gold approximately 1.5km in diameter is flanked by anomalies 7, 8, 3, 9, and 5.  This area is apparently underlain by glacial till, and an exposure of Miocene basalt of the Chilcotin Group.  This unit is younger than the epithermal mineralization at the Blackdome mine, and the area may be effectively masked, preventing trace element dispersion reaching surface from Cretaceous or Eocene-aged sources.

Arsenic in Soil

Arsenic in soil is plotted in Figure 9b.  Gold and arsenic are generally associated in the vuggy quartz veins in the Discovery zone area.  The only area with coincident gold and arsenic in soil, however, is in gold anomaly 1 on the north side of the Kelsch lineament.  The highest arsenic values are located within and peripheral to the Discovery zone mineralized area.  It appears that the northwest-trending Discovery structure may be truncating the northeast trending Kelsch structure.

Most of the apparently erratic arsenic-in-soil anomalies are in fact following drainages.  This phenomenon may be due to a concentration of arsenic along the drainages, possibly by scavenging organic material.  Arsenic levels in soil are extremely low.  It is possible that drainages have eroded through enough of the glacial cover to allow trace elements in the bedrock to penetrate through to surface.  Low level arsenic concentrations may be largely meaningless.

Silver in Soil

As with arsenic, silver in soil is not coincident with the gold anomalies except in the Discovery and Kelsch showings area (Figure 9c).  A zone with consistently elevated silver in soil located in the northwest corner of the grid suggests an underlying lithology distinct from most of the rest of the grid.  Exposure in the area is poor and the underlying rock type is not known.

Barium in Soil

Barium is a common gangue mineral in epithermal gold deposits.  As with arsenic and silver, barium in soil is generally only coincident with gold along the Kelsch lineament in the showings area (Figure 9d).  One exception to this is located south-southeast of the Discovery zone, where a low level barium-in-soil anomaly is coincident with west-northwest trending gold anomaly number 6.

Low level barium-in-soil anomalies commonly follow drainages.

Copper in Soil

The distribution of copper in soil is similar to that of silver.  Elevated copper values are coincident with a gold-in-silver anomaly associated with the northwest side of the Kelsch lineament and the epithermal gold showings (Figure 9e).  Elsewhere on the grid, however, copper is not generally coincident with gold.

A cluster of consistently elevated copper is located in a large area in the northwest part of the grid coincident with a silver anomaly.  Again, this is probably reflecting some sort of underlying lithology distinct from the rest of the grid.

As with other elements, very low level copper anomalies are coincident with drainages.

Zinc in Soil

A few sporadic zinc-in-soil anomalies are associated with gold along the Kelsch lineament (Figure 9f).  Apart from this area, there is no obvious correlation between gold and zinc.  Many of the low level zinc anomalies are also following drainages.

9.2.2

Prospecting and Rock Geochemistry

Between September 27th and October 3rd, 2011, D. Javorsky of Vancouver, B.C. conducted a program of prospecting, rock sampling and a ‘Beep Mat’ survey in the Discovery Zone area.  A total of 26 rock samples and 12 soil samples were collected and sent to Acme Labs in Vancouver for ICP-MS (1DX2) analyses.

Rock samples were collected from the north part of the Discovery Zone and the Double Diamond showings areas (Figure 10a).  Historic data had not been compiled or plotted at the time of the prospecting survey, and sampling was not conducted in areas with the better known gold-bearing mineralization.  Sample locations with gold results are plotted in Figures 10b and 10c.

The best grade encountered in the 2011 rock sampling program was from sample 37716 collected in the Double Diamond area (Figure 10c).  The rock is described as multistage quartz vein float.  It contained 1709ppb Au and 50.4ppm As.

This prospecting survey did not expand on limits of known mineralization.

9.3   San Antonio 2012 Induced Polarization Survey

Between February 14th and 23rd, 2012, SJ Geophysics Ltd. conducted a 15 line kilometre 3D IP survey covering a 146 hectare area covering the Discovery, Kelsch and Double Diamond showings (Figure 11a).  The survey area also covered the entire width of part of the 1.2km wide northeast trending magnetic susceptibility low along the Kelsch lineament.  Lines were oriented north-south, and spaced at 100m.

IP surveys have been successful in delineating ore bodies in other epithermal gold environments, such as at Cheni in the Toodoggone region of northern British Columbia.

SJ Geophysics Ltd. provided chargeability and resistivity plots in plan and section.  Simplistically, higher chargeability is interpreted to be associated with zones of disseminated pyrite.  Zones of higher resistivity could be tight sterile rock such as a fresh intrusion, or silicified rock associated with hydrothermal alteration.

Topographic information from TRIM 1:20,000 Positional Map: 092O 057. Contour interval 20m.
Historic rock geochemistry data from: Bowen, 1988; assessment report 17638.
Double Diamond
Discovery Zone
Discovery Lineament
Kelsch Lineament
Sample 7DB-024R
38200 ppb Au, 76 ppm As
38200, 76
Au (ppb), As (ppm)
2011 Rock Sample
1988 Rock Sampling (Float)
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
0 100 200 Meters
1:5,000
Coordinate System: NAD83 Zone 10N
Gas-88-8
Gas-88-6
Gas-88-1
Gas-88-2
Gas-88-9
Gas-88-3
Gas-88-4
90-4
90-5

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 10a

515800
516000
516200
5706000
5705800
N
2011 Rock_Au
Au_ppb
1 - 18
19 - 54
55 - 286
287 - 519
520 - 1709
Historic Rock Sampling_Au_ppb
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
troad
trivr
tctrl
Min_Lineament
Drill_Collar
Hole Trace
1988 Float Sampling
38200, 76
Au (ppb), As (ppm)
2011 Rock Sampling
130987, 21
Sample, Au (ppb)
0
100
200
Meters
1:2,500
Discovery Lineament
Sample 7DB-024R
38200 ppb Au, 76 ppm As
Gas-88-8
Gas-88-6
Gas-88-1
Gas-88-2
1560
1540
Topographic information from TRIM 1:20,000 Positional Map: 092O 057. Contour interval 20m.
Historic rock geochemistry data from: Bowen, 1988; assessment report 17638.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 10b

516700
516750
516800
5706200
37716 1709
37715 152
37714 519
37711 154
37712 40
37713 106
90-4
90-5
1540
2011 Rock Sampling
130987, 21
Sample_ID, Au (ppb)
N
2011 Rock_Au
Au_ppb
1 - 18
19 - 54
55 - 286
287 - 519
520 - 1709
tctrl
trivr
troad
Drill_Collar
Hole Trace
131000 26
130999 18
130998 17
130992 29
130993 183
130994 112
130995 30
130996 54
130997 31
0
25
50
Meters
1:500
Topographic information from TRIM 1:20,000 Positional Maps: 092O 046 - 047 and 056 - 057. Contour interval 20m.
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 10c

512000
516000
520000
5708000
5704000
Gas 1
Kelsch lineament
N
A
A
C
J
K
Fault (from BCMEMPR)
Double Diamond
Kelsch
Discovery
Twilight
E
F
L
G
D
H
B
I
airstrip
Gaspard
Lake
B
lineament interpreted from airborne magnetic survey
showing; Au in outcrop
lineament interpreted in previous exploration program
3D IP survey area SJ Geophysics Ltd., 2012
0
2
4
Km
1:50,000
Topographic Base: 1:50,000 NTS map sheets 092O07, 092O10
Geophysical data from: Aeroquest Airborne Surveys, 2010
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Completed Phase I 3D IP Survey Area on Airborne Total Magnetic Intensity (TMI) and Structural Interpretation Base

G. Allen, Juy, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 11a

A plot of chargeability at 125m below surface in relation to interpreted structures, mineralization and drilling is presented in Figure 11b.  Three zones of higher chargeability were defined in the south part of the grid.  The two in the southwest and southeast corners of the grid are on the limits of data coverage and are unconstrained.  The anomaly in the southwest is located between the Twilight and Discovery showings.  In the south-central part of the grid a discrete zone of high chargeability is coincident with a zone of higher resistivity.  This zone, which lies roughly 200m east of the float sample with 38.2 g/T Au, is potentially a pyritic silicification zone related to epithermal mineralization.  Only the Double-Diamond and Kelsch showings have associated weak chargeability anomalies.  The Discovery zone mineralization is not directly coincident with a chargeability feature.

A plot of resistivity at 125m below surface is presented in Figure 11c.  Zones of higher resistivity form a prominent ring, and possibly concentric rings extending beyond the data limits.  All gold showings are located peripheral to the central resistivity ring suggesting that this feature may be related to epithermal alteration.

Drilling conducted on the property to date has not been encouraging, but the selection of drill targets has been severely hampered by a near complete blanket of glacial till.  3D IP data appear to be providing credible targets which warrant drill testing.

10.0 DRILLING

No drilling has been conducted by San Antonio on the Fame property.  Three phases of historic drilling were completed by two different companies between 1988 and 1990 (Table 2).  This historic drilling consisted of 14 diamond drill holes and 2 reverse circulation holes totalling 1370.66m.  Drill hole locations are shown on Figures 3c, 3d, 11b and 11c.  These locations were taken from georeferenced scans of maps from assessment reports and are considered to be only approximate.  Historic drilling targeted all four of the showings: Discovery, Kelsch, Double Diamond, and Twilight.  The following discussions of the three drill programs have been extracted from section 6.1 (History) and are repeated here for clarity.

Diamond Drilling, Canamax Resources Inc., 1988 (Harris, 1988; AR 18386)

Nine holes totalling 702m were drilled in 1988; 8 in the Discovery zone area and 1 at the Kelsch showing.  Assay data for core samples from holes GAS88-1 to GAS88-3 and GAS88-6 to GAS88-8 are presented in logs or sections in assessment report 18386.  Gold values are generally only weakly anomalous.  The best documented intersection was a 1.5m interval grading 1.16 g/T Au on a granodiorite dyke margin in hole GAS88-1.  The apparent down dip projection of the Discovery Zone mineralization intersected in GAS88-1 graded only 111ppb Au across 21.3m (Figure 12).

No information is presented for holes GAS88-4, 5, and 9.  There is no mention of any significant intersections for these holes in the text of the report.

516000
517000
5706000
A
lineament interpreted from airborne magnetic survey
showing; Au in outcrop
lineament interpreted in previous exploration program
epithermal quartz vein
Historic Rock Sampling Float and Suboutcrop
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
38.2 g/t Au
drusy quartz in argillic altered volcanics up to 3.4 g Au/T across 2m (30 rock chips av 1.58 g Au/T across 0.89m)
drusy quartz vein breccia to 3m wide up to 3.56 g Au/T across 0.7m (11 samples average 0.85g Au/T)
N
Chargeability (ms)
> 9
8 – 9
7 – 8
6 – 7
5 – 6
4 – 5
3 – 4
2 – 3
1 – 2
< 1
resistivity at 125m below surface (880 ohm-m)
90-4
90-5
Double Diamond
Kelsch
Gas-88-7
steep
60
55
3.94
3.96
5.43
Gas-88-8
Gas-88-1
Discovery
38.2
4.56
7.42
7.19
Gas-88-2
Gas-88-4
Kelsch lineament
Gas-88-9
Gas-88-3
0.98 g Au/T over 1.5m
38.2 g Au/T in quartz vein float
drusy quartz vein breccia to 2m wide samples up to 80ppb Au
90-1
50
90-3
Gas-88-5
RC91-190-2
RC91-2
Twilight
1.86 g Au/T over 0.7m
0
500
1,000
Meters
1:10,000
Geophysical data from: SJ Geophysics, 2012
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 11b

516000
517000
5706000
A
lineament interpreted from airborne magnetic survey
showing; Au in outcrop
lineament interpreted in previous exploration program
epithermal quartz vein
Historic Rock Sampling Float and Suboutcrop
Au_ppb
1 - 100
101 - 500
501 - 5000
5001 - 10000
10001 - 38200
38.2 g/t Au
drusy quartz in argillic altered volcanics up to 3.4 g Au/T across 2m (30 rock chips average 1.58 g Au/T across 0.89m)
drusy quartz vein breccia to 3m wide up to 3.56 g Au/T across 0.7m (11 samples average 0.85g Au/T)
5800E
6300E
6500E
6800E
7000E
N
Resistivity (ohm-m)
> 1200
880 - 1200
650 - 880
480 - 650
350 - 480
260 - 350
190 - 260
140 - 190
100 - 140
70 - 100
50 - 70
< 50
90-4
90-5
steep
Gas-88-7
Double Diamond
Kelsch
60
55
3.94
3.96
5.43
Gas-88-8
Gas-88-1
Discovery
38.2
4.56
7.42
7.19
Gas-88-2
Gas-88-4
Gas-88-9
Gas-88-3
Kelsch lineament
chargeability (8 ms) at 125m below surface
0.98 g Au/T over 1.5m
90-1
RC91-190-2
RC91-2
Twilight
50
1.86 g Au/T over 0.7m
90-3
Gas-88-5
38.2 g Au/T in quartz vein float
drusy quartz vein breccia to 2m wide samples up to 80ppb Au
0
500
1,000
Meters
1:10,000
Geophysical data from: SJ Geophysics, 2012
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 11c

West
East
WEST
EAST
78+00N
GAS88-8
GAS88-6
GAS88-1
Discovery Zone
drusy quartz stringers in
sporadically argillic alt andesite
DISCOVERY ZONE
DRUSY QTZ.
Overburden
111 ppb Au / 21.3m
1160 ppb Au / 1.3m
clay altered breccia at
dyke contact
quartz stringers, tr Py
<100 ppb Au average
<100 ppb Au average
Rhyolite Tuff
Andesite
Porphyry
CLAY BRECCIA ZONE
360 ppb Au / 1m ?
JASPER VEINS
Andesite
Porphyry
116m
88m
114.9m
Clay Breccia Zone
Jasper Veinlets
Granodiorite Dyke
590 ppb Au / 1.5m
mm-cm quartz stringers
weak to mod argillic alt
limonite stained, traces Py
L E G E N D
TERTIARY
3a Rhyolite tuff.
CRETACEOUS
2 Granodiorite
MIDDLE JURASSIC
1 Green to purple andesite in part porphyritic.
S Y M B O L S
Geological contact.
Fault or shear in drill hole.
Fault or shear.
Diamond drill hole showing geology and p.p.b. Au results.
CANAMAX RESOURCES INC.
GASPARD LAKE PROPERTY
FAME, FORTUNE AND GAS CLAIMS
CLINTON MINING DIVISION — BRITISH COLUMBIA
SECTION THROUGH DRILL HOLES GAS-88-1,6,8
DISCOVERY SHOWING
Data From: Harris, 1988; assessment report 18386

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 12

Diamond Drilling, Goldsmith Minerals Ltd., 1990 (Petersen, 1990; AR 20910)

Goldsmith Minerals Ltd. drilled 5 core holes totalling 664.8m in 1990 to test the Twilight, Discovery and Double Diamond showings (Figure 3d; Petersen, 1990).  Holes 90-1 and 90-2 were scissored across the Twilight showing from both sides.  They intersected vuggy epithermal quartz veins and a few scattered 1m intervals contained anomalous gold up to 890ppb.  Drill hole 90-3, testing a resistivity high on the Discovery zone, did not intersect significant mineralization.  Holes 90-4 and 90-5 tested the Double Diamond showing and an associated resistivity high.  A few zones of quartz stringers and associated silicification were intersected but no significant gold values were returned.

RC Drilling, Goldsmith Minerals Ltd., 1991 (Bowen, 1992; AR 22253)

Goldsmith drilled 2 reverse circulation holes at Twilight totalling 175.3m (Bowen, 1992).  RC91-1 twinned DDH90-2 to compare analytical results from the two drilling methods.  Drill hole DDH90-2 intersected 660ppb Au between 31 and 32m.  Hole RC91-1 intersected 980ppb Au between 30.48 and 32.0m, so the correlation is good in this case.  A second anomalous interval of 890ppb Au between 57 and 58m in the core hole did not have a correlative hit in the RC hole.

RC91-2 was collared 100m southwest of the Twilight showing to test for a continuation of the structure.  No significant mineralization was encountered.

Drill results are generally poor, with gold values in core much lower than the surface targets being tested.  No resource has been defined by this drilling.

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Sampling by San Antonio consisted of 4429 soil samples and 26 rock chip samples collected in 2011.  Samples were stored in a secure area at the Big Creek Lodge (crew accommodation site) and then delivered to Acme Labs in Vancouver by San Antonio affiliated personnel.

Acme is ISO 9001:2008 certified.  Samples were processed using industry standard techniques as described in section 9.2.

There are no concerns by the author regarding sample security, preparation or analytical procedures.

12.0 DATA VERIFICATION

All samples were given unique ID numbers which were included in both the coordinates table and on the assay certificates.  Coordinates were entered into an Access database and merged with analytical data using the sample ID as a key field for a query, thus ensuring that results are plotted at the correct locations.

The data is adequate for the purposes of this technical report.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or mineral testing was conducted.

14.0 MINERAL RESOURCE ESTIMATES

No mineral resource estimates have been done.

15.0 ADJACENT PROPERTIES

The author is not aware of any significant mineralization on adjacent properties.

16.0 OTHER RELEVANT DATA AND INFORMATION

No other relevant data or information need be included to make this technical report understandable and not misleading.

17.0 INTERPRETATION AND CONCLUSIONS

The various exploration programs conducted on the Fame property over the past several decades have clearly demonstrated the presence of low sulphidation epithermal gold mineralization.  The current known showings appear to be associated with relatively weak epithermal systems, but outcrop exposure is very poor and these could be merely peripheral to more robust mineralization.  Exploration techniques that can detect mineralization through the overburden are required.  To date airborne magnetic and AeroTEM, soil geochemistry, and 3D IP surveys have been conducted to identify otherwise blind drill targets.

The airborne magnetic survey suggests that the property has been cut by both northeast and northwest trending faults.  Both of these orientations of structures host gold-bearing epithermal mineralization.  One prominent fault is a northeast striking structure roughly 1.2km wide that straddles the “Kelsch lineament” and is host to all known gold showings on the property (structure A, Figure 13).  The southwest extension of this structure is at least partially underlain by possible Eocene aged volcanic rocks, and is considered a high priority exploration target (T4, Figure 13).  Exploration along this structure is hindered by thick glacial cover and post mineral Miocene basalt flows.

A parallel northeast-trending structure along Gaspard Creek approximately 3km to the SE is also of interest.

512000
516000
520000
5708000
5704000
Gas 1
Kelsch lineament
N
Fault
Early Cretaceous
Mount Alex
Plutonic Complex
quartz diorite
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
A
1
A
Cretaceous
andesite
Discovery
Kelsch
Double
Diamond
T4
area possibly masked
by Miocene basalt
Eocene felsic
volcanic rocks
2
T5
7
Twilight
3
5
6
C
Pleistocene to Holocene
alluvium and till
9
D
T1
8
4
Miocene to Pleistocene
Chilcotin Group
alkaline volcanic rocks
T2
T3
E
B
F
airstrip
Gaspard
Lake
T1 exploration target
2011 Au-in-soil anomaly
showing
airborne mag lineament
lineament interpreted
in previous
exploration program
3D IP (Phase I) completed
3D IP proposed
Lower Cretaceous Spences Bridge Group
calc-alkaline volcanic rocks
0
2
4
Km
1:50,000
Early Cretaceous
Mount Alex
Plutonic Complex
tonalite
Geology data: BCMEMPR; www.mapplace.ca. See Figure 4b for lithology legend
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Composite Exploration Targets and Proposed IP

Airborne Total Magnetic Intensity (TMI) Base

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 13

The airborne TEM-defined conductor (Figure 8c) is probably a surficial feature and does not constitute an exploration target.

Soil geochemistry on the Fame property shows two distinct sets of linear gold anomalies oriented west-northwest and east-northeast.  It is surprising that gold would be mobile enough to penetrate thick glacial cover, but these orientations do not match the postulated direction of ice movement (012°), and the anomalies may be delineating mineralized structures in bedrock.  The widest anomaly occurs within the northeast trending magnetic-defined structure (“A”) near the gold showings (anomalies 1 and 2, Figure 13).  Anomaly 1 trends southwest towards sub-parallel anomaly 4, with a roughly 1.5km wide geochemically “dead” zone between the two.  This area may be capped with post mineral basalt.

Gold-in-soil anomaly 3 is a very distinct northeast-trending feature roughly 4.5km long and appears to intersect multiple west-northwest trending anomalies (mineralized structures?).  These intersections are considered high priority targets (T1, T2, and T3, Figure 13).  All of these intersections are close to interpreted northwest-trending fault zones D, E and F, and may be structurally well prepared to host epithermal mineralization.

Pathfinder elements typically associated with epithermal systems (such as silver, copper, barium, etc.) are not coincident with the gold-in-soil anomalies.

In summary, the following geochemical targets as shown in Figure 13 are considered of specific interest:

Target T1

This target is the intersection of gold-in-soil anomalies 3 and 6, near a possible northwest trending fault zone “D.”  Underlying geology is unknown, but there could be Eocene volcanic rocks in this area.

Target T2

Target 2 is at the intersection of gold-in-soil anomalies 3 and 8 near a possible northwest trending fault zone “E.”

Target T3

This target is the intersection of gold-in-soil anomalies 4 and 9, near a possible northwest trending fault zone “F

Target T4

Target 4 is a broad zone on the southwest projection of the southwest trending fault “A” and roughly on strike with the Kelsch, Double Diamond and Twilight showings.  It is actually in a geochemical “dead zone” which could be because it is covered with post mineralization Miocene basalt.

Target T5

Intersection of the Kelsch and Discovery lineaments southeast of the Discovery zone.

The 3D IP survey was conducted in the area of known gold showings in an attempt to identify more robust parts of the mineralizing system, specifically with disseminated pyrite and silicification.  Three discrete chargeability features on the south side of the survey area may be related to disseminated pyrite (Figure 11b).  The resistivity plots show a distinct resistive ring or possibly concentric rings (Figure 11c), which are very suggestive of zones of silicification peripheral to a hot spot in an epithermal system.  The Discovery, Kelsch and Double Diamond gold showings are along the margins of the inner ring feature.  Current drilling has not adequately tested any of these targets.

The epithermal gold deposit at the nearby Blackdome mine (now closed) is hosted in northeast striking structures cutting an Eocene volcanic sequence.  Although none are shown on the BC Geological Survey map for the Fame property area (Figure 5a), previous exploration programs have identified felsic volcanic units in the Twilight showing area west of the Discovery Zone which are possibly of Eocene age (Figure 13).  The Twilight showing and the Blackdome deposit appear to be in very similar geological environments.

The Eocene volcanic sequence in this region rests unconformably on the Cretaceous Spences Bridge andesite.  Any gold-bearing structures hosted in Eocene aged rock would logically also have to cut the underlying Cretaceous rocks and all pre Miocene rocks on the property have potential to host epithermal gold mineralization.

18.0 RECOMMENDATIONS

An attempt was made during this program to present highlights of historic work conducted on the property.  There is, however, a good deal more information in assessment reports that should be included, and a thorough compilation study is needed.

The 3D IP survey conducted in the Discovery zone area has identified numerous targets that warrant drill testing.  This initial survey did not cover all known showings and an expanded coverage is recommended.  A continuing IP survey is proposed with roughly 50km of 100m spaced lines to cover an area of 468 hectares (Figures 13 and 14).  This proposed grid covers geochemical targets T1 and T2, as well as the Twilight zone.  End point coordinates of the proposed grid lines are presented in Appendix 2.  Cost of this proposed IP survey is estimated at $200,000, as detailed in Table 3.

Proposed drill testing of IP anomalies identified in the previous survey is shown in Figure 15.  Details of this drilling are presented in Table 4.  Drilling, however, would logically not be conducted until the next phase of IP is completed, and no drill budget is presented at this time.

514000
516000
518000
5706000
5704000
N
1
2
3
4
5
6
7
8
9
Discovery
Kelsch
Double Diamond
Twilight
2011 Au-in-soil anomaly
showing
3D IP (Phase I) completed
3D IP proposed
4800E 4900E 5000E 5100E 5200E 5300E 5400E
5500E 5600E 5700E 5800E 5900E 6000E 6100E 6200E 6300E 6400E 6500E 6600E 6700E 6800E 6900E
7000E 7100E 7200E 7300E 7400E 7500E 7600E 7700E 7800E 7900E
0 1 2 Km
1:25,000
Geophysical data: Aeroquest Airborne, Garrie, 2010
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

on an Airborne Total Magnetic Intensity (TMI) Base

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 14

516000
517000
5706000
A
lineament interpreted from airborne magnetic survey
showing; Au in outcrop
lineament interpreted in previous exploration program
epithermal quartz vein
historic float and sub-outcrop rock samples
38.2 g/t Au
historic drill hole
proposed drill hole
drusy quartz in argillic altered volcanics
up to 3.4 g Au/T across 2m
(30 rock chips average 1.58 g Au/T across 0.89m)
drusy quartz vein breccia to 3m wide
up to 3.56 g Au/T across 0.7m
(11 samples average 0.85g Au/T)
N
5800E
6300E
6500E
6800E
7000E
P13-001
P13-002
P13-003
P13-004
P13-005
P13-006
P13-007
P13-008
Resistivity (ohm-m)
> 1200
880 - 1200
650 - 880
480 - 650
350 - 480
260 - 350
190 - 260
140 - 190
100 - 140
70 - 100
50 - 70
< 50
90-4
90-5
steep
Gas-88-7
Double Diamond
Kelsch
60
55
3.94
3.96
5.43
Gas-88-1
Discovery
38.2
4.56
7.42
7.19
Gas-88-2
Gas-88-4
Gas-88-9
Gas-88-3
Kelsch lineament
chargeability (8 ms) at 125m below surface
0.98 g Au/T over 1.5m
38.2 g Au/T in quartz vein float
drusy quartz vein breccia to 2m wide
samples up to 80ppb Au
90-1
RC91-190-2
50
90-3
Gas-88-5
RC91-2
Twilight
1.86 g Au/T over 0.7m
0
500
1,000
Meters
1:10,000
Geophysical data from: SJ Geophysics Ltd., Hermiston et. al, 2012
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Proposed 2014 Phase II Exploration Program - Drilling

G. Allen, July, 2014

Figure to accompany NI 43-101 technical report on the Fame property by G. Allen; July 2014

Figure 15

Table 3	San Antonio Ventures Inc. Fame Property Budget for Proposed Expanded IP Coverage

Item	Quantity / Days	Rate	Cost	Cost	Cost
Personnel:
Geologist / project manager	6	600	3600	3600

Geophysics
3D-IP survey (48km)	48.8	3500	170800	170800

Analyses:
Rocks	15	22.8	342	342

Accommodation:
Rooms	5	100	500
Meals (daily)	5	60	300
			800	800
Transportation:
Truck rental	5	100	500	500

Field Supplies				300
Fuel				400
Report				5500
Subtotal				182242
Contingency (10%)				18224
Total				200466	$200,466

			or roughly:		$200,000

Table 4	San Antonio Ventures Inc. Fame Property, Clinton Mining Division, B.C. Preliminary Drilling Proposal

Hole_ID	E_NAD83	N_NAD83	Azimuth	Dip	Length_m	EOH_E	EOH_N	EOH_El
P13-001	515732	5705727	142	-45	250	515841	5705588	-177
P13-002	516222	5706518	142	-45	250	516331	5706379	-177
P13-003	516424	5705956	142	-45	250	516533	5705817	-177
P13-004	516708	5706415	142	-45	300	516839	5706248	-212
P13-005	516860	5706227	142	-45	150	516925	5706143	-106
P13-006	516732	5705750	142	-45	250	516841	5705611	-177
P13-007	516917	5705953	142	-45	250	517026	5705814	-177
P13-008	516917	5705730	142	-45	250	517026	5705591	-177
			Total		1950

19.0 REFERENCES

Allen, G.J., 2011, Technical assessment report on the geochemical and prospecting surveys on the Fame property.  British Columbia Mineral Resources Branch Assessment Report 32620.

Bowen, B.K., 1988, Prospecting report on the Fame property.  British Columbia Mineral Resources Branch Assessment Report 17638.

Bowen, B.K., 1989, Prospecting and soil geochemical report on the Gaspard Lake property.  British Columbia Mineral Resources Branch Assessment Report 19251.

Bowen, B.K., 1992, Reverse circulation drilling report on the Fame 1 claim, for Goldsmith Minerals Ltd.  British Columbia Mineral Resources Branch Assessment Report 22253.

Broster, B.E., and Huntley, D.H., 1995, Effective low-cost reconnaissance drift prospecting in areas of variable terrain: an example from the south-east Taseko Lakes area, central British Columbia.  In Drift Exploration in the Canadian Cordillera.  British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1995-2, pages 121-126.

Coleman, M.E., and Parrish, R.R., 1991, Eocene dextral strike-slip and extensional faulting in the Bridge River terrane, southwest British Columbia: Tectonics, v. 10, p. 1222-1238.

Digital Geology Map of B.C.; Government of British Columbia Map Place, Geospatial Downloads, Digital Geology 2005.  http://www.em.gov.bc.ca/mining/Geolsurv/MapPlace/geoData.htm

Garrie, D., 2010, Report on a helicopter-borne AeroTEM system electromagnetic and magnetic survey, Fame project.  An internal report by Aeroquest Airborne for San Antonio Ventures Inc.  British Columbia Mineral Resources Branch Assessment Report 31886.

Harris, F.R., 1988, Assessment report on the Gaspard Lake project, for Canamax Resources Inc.  British Columbia Mineral Resources Branch Assessment Report 18386.

Hermiston, C., and Vandenberg, C., 2012, Three dimensional induced polarization on the Fame property; a geophysical report prepared for San Antonio Ventures Inc. by SJ Geophysics Ltd.

Jones, A.G., Kurtz, R.D., Boerner, D.E., Craven, J.A., McNeice, G.W., Gough, D.I., DeLaurier, J.M., and Ellis, R.G., Electromagnetic constraints on strike-slip fault geometry – The Fraser River fault system.  Geology, v. 20, -. 561-564, June 1992.

Kerr, J. R., 2010, Technical Report on the Fame Property, Clinton Mining Division, British Columbia.  A 43-101 report produced for San Antonio Ventures Inc. by

McMillan, W.J., 1991, Overview of the tectonic evolution and settings of mineral deposits in the Canadian cordillera; in Ore deposits, tectonics and metallogeny in the Canadian Cordillera, Province of British Columbia, Ministry of Energy, Mines and Petroleum Resources, Paper 1991-4.

Michaud, M.J., and Lee, C., 2001, Geological modeling and preliminary review of the resource estimate for the Blackdome Gold-Silver Property, British Columbia.  A report prepared for J-Pacific Gold by Steffen Robertson and Kirsten (Canada) Inc.

Minfile Records.  http://minfile.gov.bc.ca/searchbasic.aspx.  Department of Energy, Mines and Petroleum Resources, Minfile search.

Natural Resources Canada, Geoscience Data Repository; http://gdr.nrcan.gc.ca/minres/index_e.php.  Source for national geophysical, geological, and geochemical maps, world mineral deposit maps, etc.

Nelson, J., and Colpron, M., 2007, Tectonics and metallogeny of the British Columbia, Yukon, and Alaskan cordillera, 1.8 Ga to the present, in Mineral Deposits of Canada, Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5.

Peatfield, G.R., 1999, Geological and geochemical report on the Fame property, for Linda J. Caron. British Columbia Mineral Resources Branch Assessment Report 25983.

Pegg, R.S., 1979, Percussion Drilling W.H. Claims, Gang Ranch Area.  An assessment report prepared for Long Lac Minerals Limited.  British Columbia Mineral Resources Branch Assessment Report 07634.

Petersen, D.B., and Cartwright, P.A., 1990_A, Geophysical report on the Gaspard Lake property.  A VLF-EM  and VLF-resistivity orientation survey conducted by Goldsmith Minerals Ltd.  British Columbia Mineral Resources Branch Assessment Report 19884.

Petersen, D.B., and Cartwright, P.A., 1990_B, Geophysical report on the Gaspard Lake property.  A ground magnetic and VLF-resistivity survey conducted by Goldsmith Minerals Ltd.  British Columbia Mineral Resources Branch Assessment Report 20413.

Petersen, D.B., and Cartwright, P.A., 1990_C, Geophysical report on the Gaspard Lake property.  A reconnaissance VLF-resistivity survey conducted by Goldsmith Minerals Ltd.  British Columbia Mineral Resources Branch Assessment Report 20798.

Petersen, D.B., 1990, Diamond drilling report on the Gaspard Lake property, for Goldsmith Minerals Ltd.  British Columbia Mineral Resources Branch Assessment Report 20910.

Thorkelson, D.J., 1986, Volcanic stratigraphy and petrology of the mid-cretaceous Spences Bridge Group near Kingsvale, southwestern British Columbia.  In Current research, part B. Geological Survey of Canada, Paper 85-1B, pp. 333-339.

Thorkelson, D.J., and Rouse, G.E., 1989, Revised stratigraphic nomenclature and age determinations for mid-Cretaceous volcanic rocks in southwestern British Columbia.  Canadian Journal of Earth Sciences, 26, 2016-2031.

CERTIFICATE OF AUTHOR

I, GORDON J. ALLEN, P. GEO, DO HEREBY CERTIFY THAT:

1.

I am a consulting geologist with a home office at:

2479 Jackson Valley Road,

Duncan, British Columbia, V9L 6B2

2.

I am responsible for the preparation of the report titled “Technical Report on the Geophysical, Geochemical and Prospecting Surveys on the Fame Property” (the “Technical Report”) with an effective date of July 17th, 2014.

2.

I am a graduate from the University of British Columbia with a Bachelor of Science, Honours Geology degree (1975).

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (19692).

4.

I have worked as a geologist for a total of thirty-eight years since my graduation from university and for twenty-four of those years I have held professional status.  Relevant experience in the exploration for epithermal precious metal deposits includes various projects in B.C. and the Bear Province of Canada, as well as several projects in Mexico, Guatemala and Peru over the course of 38 years.  I am a “Qualified Person” as defined by NI 43-101.

5.

I visited the subject property on July 16th and 17th, 2014.

6.

I am responsible for the preparation of all sections of this Technical Report.

9.

I am independent of the issuer as defined in section 1.5 of National Instrument 43-101.

7.

My prior involvement with the subject property is limited to the writing of a technical assessment report on the geochemical and prospecting surveys conducted in 2011, on behalf of San Antonio Ventures Inc.

8.

I have read the rules and policies of NI 43-101 “Standards of Disclosure for Mineral Projects”, and this Technical Report has been prepared in compliance with that instrument.

9.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that has not been disclosed, the omission of which would make the Technical Report misleading.

Effective Date: July 17th, 2014

Signature Date: July 24th, 2014.

Appendix 1

3D Inversion Model of Interpreted Resistivity and Chargeability

Cross Sections

S.J.V. Consultants Ltd.

ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

SJ Geophysics Ltd.

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 5800E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0
100
200
300
400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 5800E

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 5900E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0
100
200
300
400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 5900E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6000E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map
Section: 6000E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6100E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6100E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6200E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6200E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6300E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6300E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6400E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0
100
200
300
400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6400E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6500E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0
100
200
300
400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6500E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6600E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6600E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6700E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map
Section: 6700E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E 5900E 6000E 6100E 6200E 6300E 6400E 6500E 6600E 6700E 6800E 6900E 7000E 7100E 7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx Rc

INDEX MAP: Section 6800E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 6800E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
+ Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 6900E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map
Section: 6900E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 7000E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 7000E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 7100E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map

Section: 7100E

SJ Geophysics Ltd.

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com ohm−m
> 1200
880 − 1200
650 − 880
480 − 650
350 − 480
260 − 350
190 − 260
140 − 190
100 − 140
70 − 100
50 − 70
< 50
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Resistivity (ohm−m)

ms
> 9
8 − 9
7 − 8
6 − 7
5 − 6
4 − 5
3 − 4
2 − 3
1 − 2
< 1
Survey Stations
Area of Low Model Confidence
Elevation (m)
1600
1500
1400
1300
1200
5800N
6000N
6200N
6400N

Interpreted Chargeability (ms)

SJ Geophysics Ltd.

516000E
517000E
5707000N
5706000N
5705000N
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
7000E
7100E
7200E
6600N
6400N
6200N
6000N
5800N
5600N
Tx
Rc

INDEX MAP: Section 7200E

Project Information:
Survey by: SJ Geophysics Ltd.
3D Inversion by: S.J.V. Consultants Ltd.
Survey Date: February 2012

Instrumentation:
Receiver: SJ−24 Full−Waveform Digital IP Receiver
Transmitter: GDD TX II
Array Type: 3D

Mapping Information:
Datum: NAD83
Projection: UTM Zone 10N
Mapping Date: 28−Mar−2012

0 100 200 300 400
meters

San Antonio Ventures

Fame Property

Target Area 5

Chilcotin Plateau, B.C.

Clinton Mining District

3D Inversion Model of Interpreted Resistivity & Chargeability

Cross Section Map
Section: 7200E

Mapping By : S.J.V. Consultants Ltd. 11966−95A Avenue, Delta, British Columbia, Canada V4C 3W2 (604) 582−1100 www.sjgeophysics.com

Appendix 2

End point coordinates for proposed expanded 3D IP grid lines